As filed with the Securities and Exchange Commission on December 12, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 2)

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TEGAL CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

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Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

879008209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

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CHRISTINE T. HERGENROTHER
Vice President and Chief Financial Officer
TEGAL CORPORATION
2201 South McDowell Boulevard
Petaluma, CA  94954
(707) 763-5600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert W. Phillips, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
(650) 328-4600

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CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
$936,964	$107.00

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 310,812 shares of common stock of Tegal Corporation, par value $0.01 per share (“Common Stock”), having an aggregate value of $936,964 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of November 3, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the aggregate transaction valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107.00	Filing Party: Tegal Corporation
Form or Registration No.: Schedule TO (File No. 005-45451)	Date Filed: November 8, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Amendment No. 2 (the “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2006 and amended on November 17, 2006 (as amended, the “Tender Offer Statement”), and is the final amendment relating to the offer by offer by Tegal to holders of outstanding options to purchase its common stock under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) with an exercise price greater than or equal to $7.70, two times the closing price of a share of Tegal common stock on November 3, 2006 (“Eligible Options”). The Offer is for holders to cancel their Eligible Options in exchange for a lesser number of either (1) restricted stock units (“RSUs”) or (2) new options to purchase shares of Tegal’s common stock (“New Options”), issued under the Plan on the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit (a)(1)(A) to the Tender Offer Statement (the “Offer”). This Final Amendment reports the results of the Offer.

ITEM 4

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m. Pacific Daylight Time on Thursday, December 7, 2006. Pursuant to the Offer, we have accepted for cancellation all Eligible Options that were properly tendered for exchange. Options to purchase 294,973 shares of our common stock were properly tendered for exchange, which represented approximately 95% of all Eligible Options. Subject to the terms and conditions of the Offer, we have granted 215,057 restricted stock units on December 8, 2006 in exchange for the options tendered and accepted in the Offer.

ITEM 12. EXHIBITS.

See Index of Exhibits below.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tegal Corporation

Date:	By:	/s/ Christine T. Hergenrother
Christine T. Hergenrother
Its: Chief Financial Officer

Dated: December 12, 2006

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 7, 2006.*
99.(a)(1)(B)	Form of Stock Option Exchange Election Form.*
99.(a)(1)(C)	Tegal’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on June 29, 2006 and incorporated herein by reference.*
99.(a)(1)(D)	Tegal Corporation’s Annual Report on Form 10-K for its fiscal year ended March 31, 2006, filed with the SEC on June 13, 2006, and incorporated herein by reference.*
99.(b)	Not applicable.
99.(d)(1)	Eighth Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Tegal’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.*
99.(d)(2)	Form of Non-Qualified Stock Option Agreement.*
99.(d)(3)	Form of Restricted Stock Unit Agreement.*
99.(g)	Not applicable.
99.(h)	Not applicable.

* Previously filed with original Tender Offer Statement on Schedule TO on November 8, 2006.